

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 22, 2022

Dale Bowen
Chief Financial Officer
Instructure Holdings, Inc.
6330 South 3000 East
Suite 700
Salt Lake City, UT 84121

      Re: Instructure Holdings, Inc.
          Form 10-K for the Year Ended December 31, 2021
          Filed February 23, 2022
          File No. 001-40647

Dear Dale Bowen:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Technology

cc: Matt Kaminer